SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2001

                            W.P. STEWART & CO., LTD.




                          Trinity Hall, 43 Cedar Avenue
                              Hamilton HM 12 Bermuda
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F         X         Form 40-F
                           --------          ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes                 No    X
                  --------        ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


                            W.P. STEWART & CO., LTD.
                                    Form 6-K

See press release attached hereto dated 6 February 2001 regarding 4Q and year end earnings.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 W.P. STEWART & CO., LTD.


                                 By:      /s/    LISA D. LEVEY
                                          ------------------------------
                                          Name:  Lisa D. Levey
                                          Title: General Counsel and
                                                 Assistant Secretary

Date: 7 February 2001